Exhibit 99.2

Condensed Consolidated Financial Statements
(in United States Dollars, unless otherwise stated)

March 31, 2014

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)
	March 31	December 31
As at	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$165,310	$142,652
Restricted cash (Note 7(c))	175,846	2,204
Receivables	32,829	29,254
Current income tax receivable	5,249	27,936
Investments (Note 5)	8,988	-
Inventories (Note 4)	90,034	84,643
Prepaids and deposits	4,295	5,250
	482,551	291,939

Non-current assets
Investments (Note 5)	289	15,551
Long-term inventories (Note 4)	97,026	93,696
Investment in jointly-controlled entity	17,839	17,930
Other long-term assets	68,571	71,988
Property, plant and equipment & mining interests (Note 6)	1,692,015	1,675,955
Intangible assets	53,669	53,656
Goodwill	241,693	241,693
	$2,653,653	$2,462,408

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$66,923	$76,923
Dividend payable (Note 8(b))	-	9,960
Current income tax liability	3,594	3,966
Current portion of debt and equipment financing obligations (Note 7)	180,640	7,355
Current portion of provisions	15,133	15,955
	266,290	114,159

Non-current liabilities
Debt and equipment financing obligations (Note 7)	307,501	244,194
Option component of convertible senior notes	-	413
Provisions	28,116	28,580
Deferred income tax liability	283,368	287,180
	885,275	674,526

SHAREHOLDERS' EQUITY
Capital stock (Note 8)	2,023,535	2,021,837
Contributed surplus	58,303	55,945
Deficit	(313,523)	(284,632)
Accumulated other comprehensive income / (loss)	63	(5,268)
	1,768,378	1,787,882
	$2,653,653	$2,462,408

Events after the reporting period (Note 16)

See accompanying notes to the unaudited condensed consolidated financial statements	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars)
For the three months ended March 31	2014	2013

Revenue from mining operations	$70,953	$64,885

Cost of sales:
Production costs	47,893	27,875
Refining costs	140	125
Amortization and depletion	28,593	11,468
Reclamation, care and maintenance costs	935	1,257
Total cost of sales	77,561	40,725

General and administrative	9,256	6,379
Exploration and business development	200	266
(Loss) / earnings from operations (Note 9)	(16,064)	17,515

Finance costs	(2,017)	(571)
Foreign exchange gain	5,524	148
Other (loss) / income (Note 10)	(11,482)	6,766
Equity in loss of jointly-controlled entity	(92)	(1,016)
(Loss) / earnings before income taxes	(24,131)	22,842

Deferred income tax expense / (recovery)	4,567	(265)
Current income tax expense (Note 11)	193	4,833
	4,760	4,568

Net (loss) / earnings	$(28,891)	$18,274

(Loss) / earnings per share (Note 12)
Basic (loss) / earnings per share	$(0.12)	$0.07
Diluted (loss) / earnings per share	$(0.12)	$0.04

Weighted average shares outstanding (Note 12)
Basic	248,153,886	259,620,434
Diluted	248,153,886	275,079,487

See accompanying notes to the unaudited condensed consolidated financial statements	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States dollars)

For the three months ended March 31	2014	2013
Net (loss) / earnings	$(28,891)	$18,274
Items that may be reclassified subsequently to net (loss) / earnings:
Unrealized gain / (loss) on investments	2,591	(380)
Reclassification of accumulated losses on investments to earnings	2,740	128
Total other comprehensive income / (loss)	5,331	(252)
Comprehensive (loss) / income	$(23,560)	$18,022

See accompanying notes to the unaudited condensed consolidated financial statements	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)
For the three months ended March 31	2014	2013

OPERATING ACTIVITIES
Net (loss) / earnings from operations	$(28,891)	$18,274
Proceeds from settlement of derivative assets	-	18
Payments to settle other liabilities	-	(2,750)
Payments to settle provisions	-	(1,788)
Items not affecting cash (Note 13)	42,360	6,368
Change in non-cash operating working capital (Note 13)	11,022	(7,023)
Operating cash flows from operations	24,491	13,099

INVESTING ACTIVITIES
Expenditures on property, plant and equipment, mining interests and intangible assets	(55,612)	(45,504)
Increase in restricted cash (Note 7(c))	(173,756)	(1,231)
Purchase of investments (Note 5)	-	(1,372)
Sale of investments (Note 5)	13,986	-
Investing cash flows from operations	(215,382)	(48,107)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(76,401)	(1,199)
Proceeds from debt and equipment financing obligations	305,314	-
Payment of financing fees on debt	(5,915)	-
Payment of dividends	(8,665)	-
Proceeds from exercise of stock options	2	3,094
Shares repurchased and cancelled (Note 8(a))	-	(301,066)
Financing cash flows from operations	214,335	(299,171)
Impact of foreign exchange on cash	(786)	(10)

Net increase / (decrease) in cash	22,658	(334,189)

Cash and cash equivalents, beginning of period	142,652	603,401
Cash and cash equivalents, end of period	$165,310	$269,212

See accompanying notes to the unaudited condensed consolidated financial statements	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)
For the three months ended March 31	2014	2013

Capital stock
Balance, beginning of period	$2,021,837	$2,307,978
Shares repurchased and cancelled (Note 8(a))	-	(295,536)
Shares issued through dividend reinvestment plan	1,208	-
Shares issued through employee share purchase plan	484	499
Shares issued on redemption of deferred share units	-	499
Shares issued for cash pursuant to exercise of stock options	2	3,094
Fair value of share-based compensation on stock options exercised	4	1,825
Balance, end of period	$2,023,535	$2,018,359

Contributed surplus
Balance, beginning of period	$55,945	$50,881
Fair value of deferred share units redeemed	-	(499)
Fair value of share-based compensation on stock options exercised	(4)	(1,825)
Share-based compensation	2,362	1,637
Balance, end of period	$58,303	$50,194

Deficit
Balance, beginning of period	$(284,632)	$(62,917)
Dividends declared (Note 8(b))	-	(9,871)
Premium on shares repurchased and cancelled (Note 8(a))	-	(5,530)
Net (loss) / earnings	(28,891)	18,274
Balance, end of period	$(313,523)	$(60,044)

Accumulated other comprehensive income / (loss)
Balance, beginning of period	$(5,268)	$(105)
Other comprehensive income / (loss)	5,331	(252)
Balance, end of period	$63	$(357)

Total shareholders' equity	$1,768,378	$2,008,152

See accompanying notes to the unaudited condensed consolidated financial statements	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated May 8, 2014.

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2013, except as disclosed below in note 3(a).

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with IFRS as issued by the IASB.

3.	Accounting changes and recent pronouncements

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2014:

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity triggers the payment of the levy in accordance with the relevant legislation. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of this interpretation.

Amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. There was no impact on the Company’s condensed consolidated interim financial statements upon the adoption of these amendments.

(b)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s condensed consolidated interim financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2014. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 19, Employee Benefits	January 1, 2015
IFRS 9, Financial Instruments	January 1, 2018

The proposed amendments to IAS 19, Employee Benefits, clarify benefit and medical cost actuarial assumptions used in calculation of the present value of defined benefit obligations and current service cost. This amendment is not anticipated to impact the Company’s consolidated financial statements as there are no defined benefit obligations.

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities, including elimination of the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables, in exchange for the classification of financial assets and liabilities into the categories of either financial assets measured at amortized cost or financial assets measured at fair value. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third phase, which more closely aligns hedge accounting with risk management activities, was issued by the IASB in November 2013 as an amendment to IFRS 9. The IASB recently suspended the originally planned effective date of January 1, 2015, and at present the effective date has been determined as January 1, 2018. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

4.	Inventories

	March 31	December 31
	2014	2013
Supplies	$18,219	$17,391
Ore stockpiles	41,455	35,122
Ore in process	120,057	117,984
Finished goods	7,329	7,842
	187,060	178,339
Less: Long-term inventories	(97,026)	(93,696)
	$90,034	$84,643

Ore inventories carried at fair value less cost to sell totalled $75,843 at March 31, 2014 (December 31, 2013 - $74,074).

Ore in process inventory at March 31, 2014 included $5,920 (December 31, 2013 - $6,095) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to earnings as the related inventory is sold.

5.	Investments

			Three months ended
			March 31, 2014
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	March 31, 2014		included in	included in
	Cost	Fair value	OCI	earnings
Securities – available-for-sale	$10,720	$9,253	$2,591	$5,827
Reclassification to earnings	-	-	2,740	(2,740)
Total securities - available-for-sale	$10,720	$9,253	$5,331	$3,087
Securities – fair value through profit or loss	235	-	-	-
Warrants – fair value through profit or loss	494	24	-	(17)
	$11,449	$9,277	$5,331	$3,070

			Three months ended
			March 31, 2013
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	March 31, 2013		included in	included in
	Cost	Fair value	OCI	earnings
Securities – available-for-sale	$1,268	$782	$(380)	$-
Reclassification to earnings	-	-	128	(128)
Total securities - available-for-sale	$1,268	$782	$(252)	$(128)
Securities – fair value through profit or loss	235	58	-	12
Warrants – fair value through profit or loss	274	153	-	(124)
	$1,777	$993	$(252)	$(240)

Realized and unrealized gains on available-for-sale investments totalled $8,418 (March 31, 2013 - $380 unrealized loss). Unrealized losses on warrants classified at fair value through profit or loss totalled $17 (March 31, 2013 - $12 unrealized gain). Foreign exchange gains and losses on equity securities measured at fair value through profit or loss are included in foreign exchange gain / (loss) in the Condensed Consolidated Statements of Operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

During the quarter ended March 31, 2014, the Company sold shares in various publicly listed entities for total proceeds of $13,986, and recognized total gains of $5,827 in net (loss) / earnings. At March 31, 2014, the Company held $289 in long-term investments in property adjacent to its operations in Canada and Mexico.

During the quarter ended March 31, 2013, the Company purchased investments with a total cost of $1,372. In this transaction, warrants were also acquired, with a total cost of $274. The cost of the shares and warrants were determined based on their fair value on the date of acquisition.

6.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2013	$661,166	$1,113,092	$23,855	$72,647	$1,870,760
Additions	18,884	22,150	5,540	1,340	47,914
Reclassifications	-	10,777	(10,777)	-	-
Disposals	(1,843)	-	-	-	(1,843)
At March 31, 2014	$678,207	$1,146,019	$18,618	$73,987	$1,916,831
Accumulated amortization and depletion and impairment charges
At December 31, 2013	$(56,330)	$(133,901)	$(4,574)	$-	$(194,805)
Amortization and depletion	(7,887)	(23,197)	-	-	(31,084)
Impairment charges	-	-	-	-	-
Disposals	1,073	-	-	-	1,073
At March 31, 2014	$(63,144)	$(157,098)	$(4,574)	$-	$(224,816)
Carrying value
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955
At March 31, 2014	$615,063	$988,921	$14,044	$73,987	$1,692,015

The carrying values by mine are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$34,682	$97,733	$1,281	$-	$133,696
Young-Davidson	551,497	891,188	12,763	-	1,455,448
Corporate and other	28,884	-	-	73,987	102,871
At March 31, 2014	$615,063	$988,921	$14,044	$73,987	$1,692,015

El Chanate	$35,307	$84,975	$10,945	$-	$131,227
Young-Davidson	540,537	894,216	8,336	-	1,443,089
Corporate and other	28,992	-	-	72,647	101,639
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955

The carrying value of construction in progress at March 31, 2014 was $46,118 (December 31, 2013 - $70,025), including $45,792 (December 31, 2013 - $69,249) relating to projects at the Young-Davidson mine.

The Company has made non-cancellable commitments to acquire property, plant and equipment totaling $12,191 at March 31, 2014 (December 31, 2013 - $10,981).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

7.	Debt and equipment financing obligations

		March 31	December 31
		2014	2013
(a)	Revolving credit facility	$-	$75,000
(b)	Senior secured notes	296,361	-
(c)	Convertible senior notes	173,619	157,133
(d)	Equipment financing obligations	16,909	17,522
(e)	Other	1,252	1,894
		488,141	251,549
	Less: Current portion of debt and equipment financing obligations	(180,640)	(7,355)
		$307,501	$244,194

The estimated future minimum payments under debt and equipment financing obligations are as follows:

2014	$193,161
2015	$29,892
2016	$28,286
2017	$26,461
2018	$25,399
2019 and thereafter	$351,687

(a)	Revolving credit facility

During the quarter ended March 31, 2014, the Company made a repayment of $75,000 (March 31, 2013 - $nil). At March 31, 2014, the Company had no amounts drawn against this revolving facility (December 31, 2013 - $75,000).

(b)	Senior secured notes

On March 27, 2014, the Company completed an offering of $315,000 senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertaking of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304,051. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7,710, which have been offset against the carrying amount of the secured notes and will be amortized using the effective interest rate method.

(c)	Convertible senior notes

At March 31, 2014, the Company had $167,000 of convertible senior notes (the “convertible notes”) that were originally issued in October 2010. The convertible notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. On March 6, 2014, the Company announced a cash tender offer to redeem all of the outstanding convertible notes. The consideration offered was $1.04 per $1.00 note plus accrued and unpaid interest to the payment date. The Company completed this tender offer on April 3, 2014 (refer to note 16).

At March 31, 2014, as a result of meeting various conditions associated with the tender that removed any ability to withdraw the offer, the Company had an outstanding obligation to pay $1.04 per $1.00 note. This was considered a substantial modification of the existing arrangement with the holders of the Company’s convertible notes. As a result, the Company de-recognized the convertible notes on the date of substantial modification. The convertible notes were re-recognized at their fair value on the same date. This resulted in a loss on modification of $15,645, which was included in other income on the Condensed Consolidated Statement of Operations (refer to note 10).

At March 31, 2014, $167,000 (December 31, 2013 - $167,000) of the convertible notes remained outstanding at a carrying value of $173,619 (December 31, 2013 - $157,133) for the debt component and $Nil (December 31, 2013 - $413) for the option component.

As required by conditions surrounding the completion of the senior secured notes offering, a portion of the proceeds of the secured notes was restricted to fulfill the cash tender offer of convertible notes on April 3, 2014. Proceeds were also required to be restricted for the repayment of all principal and interest relating to any convertible notes that were not tendered. As a result, the Company has classified $173,725 of cash as restricted on the Condensed Consolidated Balance Sheets.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(d)	Equipment financing obligations

The Company has entered into financing obligations for equipment, which expire at various dates between 2015 and 2019 and are secured by the financed assets. Interest payable on the various obligations ranges from fixed rates of 2.71% to 5.77% . During the quarter ended March 31, 2014, the Company received proceeds of $1,263 (quarter ended March 31, 2013 - $nil) from equipment financing arrangements.

(e)	Other

During 2013, the Company purchased land near the El Chanate mine and entered into loan agreements as part of the consideration. During the three months ended March 31, 2014, the Company made repayments of $642 on these loan agreements.

8.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.
The Company’s shares have no par value.

Issued and outstanding:
	March 31, 2014		March 31, 2013
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	247,569,811	$2,021,837	282,326,547	$2,307,978
Shares repurchased and cancelled	-	-	(36,144,578)	(295,536)
Shares issued through employee share purchase plan	137,955	484	62,897	499
Shares issued through dividend reinvestment plan	275,577	1,208	-	-
Shares issued on redemption of deferred share units	-	-	71,845	499
Shares issued on exercise of stock options	548	2	458,168	3,094
Fair value of share-based compensation on stock options exercised	-	4	-	1,825
Balance, end of period	247,983,891	$2,023,535	246,774,879	$2,018,359

On January 29, 2013, the Company repurchased and cancelled 36,144,578 common shares under a “modified Dutch auction” substantial issuer bid, for a total purchase price of $301,066, including transaction costs. Of the $301,066 paid, $295,536 was recognized in capital stock to reduce the book value of the shares repurchased, transaction costs of $5,353 were recognized in deficit, and $177 was recognized as deferred tax expense.

(b)	Dividends

Commencing in 2014, quarterly dividends representing 20% of operating cash flow generated in the preceding quarter will be declared and paid. The first quarter dividend was declared on May 8, 2014 (refer to note 16). In 2013, the Company paid an annual dividend of $0.16 per share ($0.04 paid quarterly).

(c)	Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The fair value of the options granted during the three months ended March 31, 2014 and March 31, 2013 were calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	March 31	March 31
	2014	2013
Dividend yield	2.30%	2.18%
Expected volatility	56.79%	54.06%
Risk free interest rate	1.22%	1.29%
Expected life	2.5 years	3.36 years
Exercise price	$3.80	$7.31
Share price	$4.09	$7.39
Grant date fair value	$1.36	$2.54

Expected volatility was determined based on historical share price volatility over the expected life of the option granted.

	March 31, 2014		March 31, 2013
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	11,313,300	$7.29	10,239,564	$8.24
Granted	20,000	$3.80	863,476	$7.31
Forfeited	(65,000)	$6.67	(80,000)	$8.77
Expired	(402,945)	$10.16	(600,425)	$8.68
Exercised	(548)	$2.85	(458,168)	$6.76
Outstanding, end of period	10,864,807	$7.18	9,964,447	$8.19
Options exercisable, end of period	5,589,008	$8.01	4,763,845	$8.17

During the three months ended March 31, 2014, employees, consultants, officers and directors of the Company exercised 548 options (three months ended March 31, 2013 - 458,168) for total proceeds of $2 (three months ended March 31, 2013 - $3,091). The weighted average share price at the date of exercise for stock options exercised during the three months ended March 31, 2014 was $5.05 (three months ended March 31, 2013 - $7.39) .

Set forth below is a summary of the outstanding options to purchase common shares as at March 31, 2014:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.51 - 4.00	325,136	$3.01	2.23	275,136	$2.84
$4.01 - 6.00	2,369,878	$4.05	4.66	49,675	$5.37
$6.01 - 7.00	1,600,500	$6.71	3.62	1,188,750	$6.71
$7.01 - 7.50	888,226	$7.15	3.77	451,466	$7.18
$7.51 - 9.00	3,344,674	$8.11	3.77	1,964,172	$8.10
$9.01 - 9.50	742,500	$9.29	4.70	391,250	$9.29
$9.51 - 10.00	919,143	$9.72	3.13	811,309	$9.74
$10.01 - 10.50	175,000	$10.09	4.05	87,500	$10.09
$10.51 - 11.00	250,000	$10.95	4.62	125,000	$10.95
$11.01 - 12.50	249,750	$11.61	3.18	244,750	$11.61
Total	10,864,807			5,589,008

(d)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three months ended March 31, 2014, the Company recognized $204 as an expense (three months ended March 31, 2013 - $183) related to this plan. At March 31, 2014, all of the expense was payable by the Company (December 31, 2013 - $217).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(e)	Deferred share unit plan

The Company awards Deferred Share Units (“DSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s closing price on that date. No DSUs (three months ended March 31, 2013 - nil) were granted during the three months ended March 31, 2014. In lieu of cash dividends on outstanding DSUs, 2,237 DSUs were granted during the three months ended March 31, 2014 (three months ended March 31, 2013 - nil) with a grant date fair value of $16 (three months ended March 31, 2013 - nil). No DSUs were redeemed during the three months ended March 31, 2014 (three months ended March 31, 2013 - 71,845). At March 31, 2014, 250,833 DSUs were vested and outstanding (December 31, 2013 - 248,596).

(f)	Performance share unit plan

The Company awards Performance Share Units (“PSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the PSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the PSU vesting date, assuming certain performance conditions are met. PSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. A total of 80,000 equity-settled PSUs were granted during the three months ended March 31, 2014 (three months ended March 31, 2013 - nil). In lieu of cash dividends on outstanding PSUs, 3,849 PSUs were granted during the three months ended March 31, 2014 (three months ended March 31, 2013 - nil). For the three months ended March 31, 2014, the Company incurred an expense of $214 on total PSUs outstanding of 431,889 (December 31, 2013 - 348,040), of which none were vested at March 31, 2014 (December 31, 2013 - nil).

(g)	Restricted share unit plan

The Company awards Restricted Share Units (“RSUs”) as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the RSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the RSU vesting date. The Company records RSUs to be cash-settled in provisions and RSUs to be share-settled within shareholders’ equity. RSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. No equity-settled RSUs were granted during the three months ended March 31, 2014 (three months ended March 31, 2013 - nil). A total of 3,199 dividend equivalent RSUs were granted during the three months ended March 31, 2014 (three months ended March 31, 2013 - nil). For the three months ended March 31, 2014, the Company incurred an expense of $215 on total RSUs outstanding of 359,354 (December 31, 2013 - 356,155), of which 36,158 were vested at March 31, 2014 (December 31, 2013 - 35,843).

9.	(Loss) / earnings from operations

The Company’s (loss) / earnings from operations includes the following expenses presented by function:

	Three months ended
	March 31	March 31
	2014	2013
Cost of sales	$77,561	$40,725
General and administrative	9,256	6,379
Exploration and business development	200	266
	$87,017	$47,370

Included in general and administrative expense for the three months ended March 31, 2014 is $2,362 of share-based compensation expense (three months ended March 31, 2013 - $1,637).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

10.	Other (loss) / income

	Three months ended
	March 31	March 31
	2014	2013
Fair value adjustment on option component of convertible senior notes	$413	$6,869
Unrealized loss on contingent consideration	-	(2,789)
Unrealized and realized gains on derivative assets and liabilities	-	2,675
Interest income	589	193
Unrealized and realized gains / (losses) on investments (Note 5)	5,810	(112)
Reclassification of accumulated losses on available-for-sale investments (Note 5)	(2,740)	(128)
Loss on modification of convertible notes	(15,645)	-
Other	91	58

	$(11,482)	$6,766

11.	Income taxes

The current income tax expense recognized during the three months ended March 31, 2014 is based on the Company’s best estimate of the weighted average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

12.	(Loss) / earnings per share

Basic (loss) / earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three months ended March 31, 2014 and 2013. Diluted (loss) / earnings per share is based on the assumption that stock options, convertible debentures and other share-based instruments issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net (loss) / earnings and basic weighted average shares outstanding are reconciled to diluted net (loss) / earnings and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended
	March 31	March 31
	2014	2013
Net (loss) / earnings from operations	$(28,891)	$18,274
Dilution adjustments:
Convertible senior notes	-	(6,869)

Diluted net (loss) / earnings	$(28,891)	$11,405

Basic weighted average shares outstanding	248,153,886	259,620,434
Dilution adjustments:
Stock options	-	311,415
Convertible senior notes	-	15,147,638
Diluted weighted average shares outstanding	248,153,886	275,079,487

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following items were excluded from the computation of diluted weighted average shares outstanding for the three months ended March 31, 2014 and 2013 because their effect would have been anti-dilutive:

	Three months ended
	March 31	March 31
	2014	2013
Stock options	10,864,807	8,652,338
Warrants issued	-	1,585,000
Convertible senior notes	15,669,850	-
Restricted share units	322,266	-
Performance share units	394,411	-

13.	Supplemental cash flow information

	Three months ended
	March 31	March 31
Items not affecting cash:	2014	2013
Amortization and depletion	28,593	11,468
Loss on modification of convertible notes	15,645	-
Fair value adjustment on option component of convertible senior notes	(413)	(6,869)
Unrealized foreign exchange gain	(5,948)	(936)
Unrealized loss on contingent consideration	-	2,789
Share-based compensation, net of forfeitures	2,362	1,637
Deferred income tax expense / (recovery)	4,567	(265)
Equity in loss of jointly-controlled entity	92	1,016
Unrealized and realized gains on derivative assets and liabilities	-	(2,675)
Unrealized and realized (gains) / losses on investments	(5,810)	112
Reclassification of accumulated losses on available-for-sale investments	2,740	128
Other non-cash items	532	(37)
	$42,360	$6,368
Change in non-cash operating working capital:
Receivables	$(3,074)	$(980)
Current income tax receivable	21,733	2,604
Prepaids and deposits	801	(176)
Inventories	(6,109)	(10,737)
Trade payables and accrued liabilities	(2,074)	2,245
Current income tax liability	(255)	21
	$11,022	$(7,023)

Supplemental information:
Interest paid	$4,000	$3,428
Interest received	$545	$394
Income taxes paid	$1,052	$2,245
Non-cash transactions:
Unwinding of discount on convertible notes capitalized to mining interests	$318	$794

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

14.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

— Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
— Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
— Level 3 inputs are unobservable (supported by little or no market activity).

	March 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash	$164,161	$-	$141,125	$-
Short term deposits	1,149	-	1,527	-
Restricted cash	206,124	-	33,683	-
Financial assets at fair value through profit or loss
Warrants held (b)	-	24	-	41
Available-for-sale financial assets
Equity investments (a)	9,253	-	15,510	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes	-	-	-	(413)
	$380,687	$24	$191,845	$(372)

The methods of measuring each of these financial assets and liabilities have not changed during Q1 2014. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

(a)	Equity investments

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

(b)	Warrants held

The fair value of warrants held that are not traded on an active market is determined using a Black Scholes pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

15.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

     — Mexico: El Chanate mine
     — Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties.

The following are the operating results by reportable segment:

	Three months ended March 31, 2014
			Corporate
	Mexico	Canada	and other	Total
Revenue from mining operations	$23,937	$47,016	$-	$70,953

Production costs	11,219	36,674	-	47,893
Refining costs	107	33	-	140
Amortization and depletion	4,485	23,972	136	28,593
Reclamation, care and maintenance costs	-	-	935	935
General and administrative	304	-	8,952	9,256
Exploration and business development	-	-	200	200
	16,115	60,679	10,223	87,017
Earnings / (loss) from operations	$7,822	$(13,663)	$(10,223)	$(16,064)
Expenditures on property, plant and equipment, mining interests & intangible assets	$8,257	$45,364	$1,991	$55,612

	Three months ended March 31, 2013
			Corporate
	Mexico	Canada	and other	Total
Revenue from mining operations	$28,120	$36,765	$-	$64,885

Production costs	11,195	16,680	-	27,875
Refining costs	78	47	-	125
Amortization and depletion	3,413	7,971	84	11,468
Reclamation, care and maintenance costs	-	-	1,257	1,257
General and administrative	315	-	6,064	6,379
Exploration and business development	-	-	266	266
	15,001	24,698	7,671	47,370
Earnings / (loss) from operations	$13,119	$12,067	$(7,671)	$17,515
Expenditures on property, plant and equipment, mining interests & intangible assets	$10,434	$34,357	$713	$45,504

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following are total assets by reportable segment:

			Corporate
	Mexico	Canada	and other	Total
Total assets at March 31, 2014	$274,123	$1,837,803	$541,727	$2,653,653
Total assets at December 31, 2013	$265,028	$1,822,533	$374,847	$2,462,408

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

16.	Events after the reporting period

Convertible senior notes

On April 3, 2014, the Company paid $173,041, including $32 of accrued interest, to complete the cash tender offer initially announced on March 6, 2014 to redeem all of the outstanding convertible notes. The Company received tender offers for $166,354 of the $167,000 principal amount outstanding.

The carrying value of the convertible senior notes at March 31, 2014 approximates the amount paid to settle the notes on April 3, 2014 and, therefore, the redemption of these notes is not anticipated to have a material impact on net earnings in the second quarter of 2014.

Declaration of dividend

On May 8, 2014, the Company’s Board of Directors approved a dividend of $0.02 per share, payable to shareholders of record on May 20, 2014. The dividend was calculated as 20% of the $24,491 in operating cash flow generated in the first quarter.

Distribution of McKenna settlement

The Company was named as a defendant in a claim originally filed by Ed J. McKenna, which was certified as a class action lawsuit with damages sought from $80 million to $160 million. On October 5, 2012, the Company reached an agreement to settle this class action lawsuit, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. Included in the current portion of provisions at March 31, 2014 is $11,987 relating to this lawsuit, which was offset by a corresponding insurance receivable of $9,861, and restricted cash of $2,126, which represents the net settlement amount paid by the Company. All funds related to this lawsuit were distributed by an administrator to eligible class members in April 2014 following the completion of the claims administration process which was conducted pursuant to a court-approved settlement agreement.